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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 04 2014

Washington DC
104

SEC FILE NUMBER

8 - 048076

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/13____ AND ENDING____12/31/13____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARC SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____1330 CONNECTICUT AVENUE, NW, SUITE 223____
                    (No. and Street)

____WASHINGTON____   ____DC____   ____20036____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

____GREG WELK____   ____(202) 457-8700____
                                                (Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____WILLIAM BATDORF & COMPANY, P.C.____
                (Name- *if individual, state last, first, middle name*)

____1776 K STREET, NW, SUITE 840, WASHINGTON, DC   20006____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____GREG WELK_____, swear (or affirm)
that to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm
of _____ARC SECURITIES, LLC_____, as of December 31, 2013, are true and correct. I further
swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any
account classified solely as that of customer, except as follows:

_____

_____

_____

```
DAVID SCHMITZ
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20084034316
MY COMMISSION EXPIRES 01/29/2017
```

_____
Signature

Managing Director
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ARC SECURITIES, LLC
(SEC Identification No. 8-48076)

Independent Registered Public Accounting Firm
AUDITOR'S REPORT
FINANCIAL STATEMENTS
And
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2013 AND 2012

ARC SECURITIES, LLC
FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2013

CONTENTS

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

INDEPENDENT AUDITORS' REPORT

To the Membership of ARC Securities, LLC
Washington, DC

We have audited the accompanying statement of financial condition of ARC Securities, LLC, as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ARC Securities, LLC, as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

Washington, DC
February 26, 2014

ARC SECURITIES, LLC
BALANCE SHEETS
(AUDITED)

	December 31,	
	2013	**2012**
Assets		
Current assets		
Cash and cash equivalents	$ 55,427	$ 26,710
Accounts receivable	22,858	-
Prepaid expenses	4,581	5,421
Other current assets	1,385	-
Total current assets	84,251	32,131
Long-term assets		
Property & equipment, net	1,454	-
Intangible assets, net	10,000	10,000
Total long-term assets	11,454	10,000
Total assets	$ 95,705	$ 42,131
Liabilities and Member's Equity		
Liabilities		
Current liabilities		
Accounts payable	$ 11,363	$ -
Accrued liabilities	-	8,390
Total current liabilities	11,363	8,390
Total liabilities	11,363	8,390
Equity		
Total member's equity	84,342	33,741
Total liabilities and member's equity	$ 95,705	$ 42,131

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION

ARC Securities, LLC, is a broker-dealer registered with the SEC and is a member of Financial Industry Regulatory Authority (FINRA). The Company is a Colorado corporation that is a wholly-owned subsidiary of ARCI Holdings, LLC (ARCI).

At December 31, 2013, the Company had one active Class A member, no Class B members, and no Class C members. Class A members have voting privileges. Class B members are fully licensed traders who trade for their own account or on behalf of Class C members. Class C members are unlicensed members who have no control in the operations or trading decisions but receive share of the Company's trading profits and losses

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements have been prepared using the accrual basis of accounting.

Company Fiscal Year End – The Company's fiscal year is December 31.

Reclassifications – Certain 2012 financial statement line items have been reclassified to conform to the current year's presentation.

Use of Estimates - The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Accounts Receivable - Accounts receivable are stated at their net realizable value. Management believes that accounts receivable are fully collectible and has not recorded an allowance for doubtful accounts. As of December 31, 2013, the Company maintained $22,858 in accounts receivable consisting of $5,500 of non-securities consulting fees and $17,358 in travel reimbursements due from clients. The Company expects to collect the balance of these accounts receivable by the end of February 2014.

Revenue recognition - Revenues from investment banking services are recorded when earned. The Company recognizes revenue as earned only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectability of the related fee is reasonably assured. Earned but unpaid revenue is accounted for as accounts receivable or accrued revenue until such time cash payments are received

Equipment – Equipment is stated at cost. Major renewals and improvements are charged to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are expensed. At the time equipment is retired or otherwise disposed of, the asset and related accumulated depreciation are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to income.

The Company's equipment consists of a laptop computer purchased in 2013 which is valued at cost and depreciated using the straight-line method over a period of three years.

	Cost	Accumulated Depreciation	December 2013 Net	2012 Net
Computer Equipment	$ 1,586	$ 132	$ 1,454	$ 0

Depreciation expense of $132 and $0 is included in the Statements of Income for the year ended December 31, 2013 and 2012, respectively.

Impairment of Long-Lived Assets - The Company evaluates the carrying value of its long-lived assets under Accounting Standards Codification 360-10-35-15, Accounting for the Impairment or Disposal of Long-Lived Assets (ASC 360-10-35-15). ASC 360-10-35-15 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the assets' carrying amount. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value, less cost to sell.

Intangible Assets - Intangible assets are stated at cost. Amortization is calculated using the straight-line method over the estimated useful lives of the related assets.

As of December 31, 2013, intangible assets consisted of the following:

FINRA Membership $ 10,000

Income Taxes - The Company is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members of the LLC are taxed on their proportionate share of the LLC's taxable income. Therefore, no provision or liability for Federal or state income tax is included in the accompanying financial statements.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or

4

expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

New Accounting Pronouncements – There have been no recent accounting pronouncements or changes in accounting pronouncements that impacted the year ended December 31, 2013, or which are expected to impact future periods, which were not already adopted and disclosed in prior periods.

Securities Transactions - Proprietary securities transactions are recorded on the trade date, as if they have settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Revenues and expenses from investment banking services and commissions are recognized based on the terms of each individual agreement. During the year ended December 31, 2013, the Company did not engage in proprietary transactions.

Related Party Transactions - The Company paid ARC International Corp. ("AIC"), a related party, $1,895,000 for monthly fees and discretionary bonuses during the year ended December 31, 2013.

Net Capital Requirements - The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $42,955 which was $37,955 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .26 to 1.

Other Regulatory Requirements - The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(i).

Subsequent Events - Management has evaluated subsequent events through February 26, 2014, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Membership of
ARC Securities, LLC
Washington, DC

In planning and performing our audit of the financial statements of ARC Securities, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Bartlof & Company, P.C.

Washington, DC
February 26, 2014

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Membership of ARC Securities, LLC
Washington, DC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by ARC Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating ARC Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). ARC Securities, LLC's management is responsible for ARC Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including check registers and bank statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

William Batdof & Company, P.C.

Washington, DC
February 26, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ARC Securities LLC
1330 Connecticut Avenue, NW
Suite 223
Washington, DC 2003

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Greg Welk

2. A. General Assessment (item 2e from page 2) $ 3,803.21

B. Less payment made with SIPC-6 filed (**exclude interest**) (100.00)
1/28/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,703.21

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,703.21

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,703.21

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ARC Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 31 day of January , 20 13 .

CCO / FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2013
and ending December 31, 2013

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,055,817

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

        ## See Attached   534,532

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

        Enter the greater of line (i) or (ii)

        Total deductions   534,532

2d. SIPC Net Operating Revenues $ 1,521,286

2e. General Assessment @ .0025 $ 3,803.21

        (to page 1, line 2.A.)

2